UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Ossa Collective Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> January 18, 2022

Physical address of issuer
6 Peter Lynas Court, Tenafly, NJ 07670

Website of issuer
https://ossacollective.com/

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$312,340.00	$129,254.00
Cash & Cash Equivalents	$30,947.00	$50,808.00
Accounts Receivable	$10,548.00	$41,108.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$685,196.00	$0.00
Revenues/Sales	$328,428.00	$186,964.00
Cost of Goods Sold	$168,119.00	$122,144.00
Taxes Paid	$0.00	$0.00
Net Income	-$485,563.00	-$254,033.00

April 28, 2023

FORM C-AR

Ossa Collective Inc.



   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Ossa Collective Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://ossacollective.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Ossa Collective Inc. (the "Company") is a Delaware Corporation, formed on January 18, 2022.

The Company is located at 6 Peter Lynas Court, Tenafly, NJ 07670.

The Company's website is https://ossacollective.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Ossa Collective Inc. (also referred to as "we", "us", "our", or "Company") is a corporation organized under the laws of the state of Delaware and is made up of a two-sided marketplace that connects brands with podcasts to implement podcast advertising. We help podcasters monetize, and brands advertise on podcasts. We have over 1,800 podcasts on our network.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our results could be adversely affected by economic uncertainty or deteriorations in economic conditions.

We derive revenues from the sale of advertising. Expenditures by advertisers tend to be cyclical, reflecting economic conditions and budgeting and buying patterns. Periods of a slowing economy or recession, or periods of economic uncertainty, may be accompanied by a decrease in advertising. A reduction in advertising revenues could have an adverse effect on our profit margins, cash flow and liquidity. In addition, inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs and increased costs of labor and other similar effects. As a result of inflation, we have experienced, and may continue to experience, cost increases. In addition, even in the absence of a downturn in general economic conditions, an individual business sector or market may experience a downturn, causing it to reduce its advertising expenditures, which also may adversely impact our results.

We face intense competition in our business.

We operate in a highly competitive industry, and we may not be able to maintain or increase our current audience ratings and advertising revenues. Our business competes for audiences and advertising revenues with other podcast businesses, as well as with other media, such as streaming radio, satellite radio, other Internet-based streaming music services, ad tech television, live entertainment, newspapers, magazines and direct mail, within their respective markets. Audience ratings and market shares are subject to change for various reasons, including through consolidation of our competitors through processes such as mergers and acquisitions, which could have the effect of reducing our revenues in a specific market. Our competitors may develop technology, services or advertising media that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve or that achieve greater market acceptance. It also is possible that new competitors may emerge and rapidly acquire significant market share in our business or make it more difficult for us to increase our share of advertising partners' budgets. The advertiser/agency ecosystem is diverse and dynamic, with advertiser/agency relationships subject to change. This could have an adverse effect on us if an advertiser client shifts its relationship to an agency with whom we do not have as good a relationship. An increased level of competition for advertising dollars may lead to lower advertising rates as we attempt to retain customers or may cause us to lose customers to our competitors who offer lower rates that we are unable or unwilling to match.

Our ability to compete effectively depends in part on our ability to achieve a competitive cost structure. If we cannot do so, then our business, financial condition and operating results would be adversely affected.

Our business is dependent upon the performance of on-air talent and program hosts.

Our business model is dependent on the performance of many hosts of podcasts and other audio platforms, with significant loyal audiences in their respective markets. We can give no assurance that all or any of these persons will remain with us, will be able to continue to perform their duties, will retain their audiences or will continue to be profitable. Competition for these individuals is intense and many of these individuals are under no legal obligation to remain with us. Our competitors may choose to extend offers to any of these individuals on terms which we may be unwilling to meet. Furthermore, the popularity and audience loyalty of our key program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty is beyond our control and could have a material adverse effect on our ability to attract local and/or national advertisers and on our revenue and/or ratings and could result in increased expenses.

If events occur that damage our reputation and brand, our ability to grow our user base, advertiser relationships, and partnerships may be impaired and our business may be harmed.
We have developed a brand that we believe has contributed to our success. We also believe that maintaining and enhancing our brand is critical to growing our user base, advertiser relationships and partnerships. Maintaining and enhancing our brand depends on many factors, including factors that are not entirely within our control. If we fail to successfully promote and maintain our brand or if we suffer damage to the public perception of our brand, our business may be harmed.

If we fail to retain existing podcast users or add new users, or if our podcast users decrease their level of engagement with our products, our revenue, financial results, and business may be significantly harmed.
The size of our podcast user base and our users' level of engagement are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining, and engaging active users of our products. If people do not perceive our products to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active user base or engagement levels. Our user engagement patterns have changed over time, and user engagement can be difficult to measure, particularly as we introduce new and different products and services.

If our podcasts are no longer accessible on their current platforms, or we are unable to add our podcasts to other platforms, our revenue, financial results and business may be significantly harmed.
Our podcasts are available through the Apple Podcasts and Spotify platforms, and among other popular podcast platforms. Our ability to continue providing our podcasts to these platforms depends on maintaining and managing our relationships. Additionally, adding our podcasts to other platforms will be dependent on building and growing relationships to obtain access to such platforms. If our podcasts were no longer accessible on our current platforms, or we are unable to add our podcasts to other popular platforms, it could have a significant impact on our revenue, financial results and business.

Our business projections are only projections.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements.

Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors.

If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches, sales or marketing efforts, any of which may materially harm our business, financial condition and results of operations. If we are unable to obtain adequate funds, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Our financial performance may be adversely affected by many factors within or beyond our control.
Certain factors that could adversely affect our financial performance by, among other things, decreasing overall revenues, the numbers of advertising customers, advertising fees or profit margins include:

• unfavorable fluctuations in operating costs, which we may be unwilling or unable to pass through to our customers;

• our inability to successfully adopt or our being late in adopting technological changes and innovations that offer more attractive advertising than what we offer, which could result in a loss of advertising customers or lower advertising rates, which could have a material adverse effect on our operating results and financial performance;

• a loss of advertising customers or lower advertising rates, which could have a material adverse effect on our operating results and financial performance;

• unfavorable shifts in population and other demographics, which may cause us to lose advertising customers as people migrate to markets where we have a smaller presence, or which may cause advertisers to be willing to pay less in advertising fees if the general population shifts into a less desirable age or geographical demographic from an advertising perspective;

• continued dislocation of advertising agency operations from new technologies and media buying trends;

• adverse political effects and acts or threats of terrorism or military conflicts;

• natural catastrophes such as earthquakes, hurricanes, tornados, and floods, which could damage our facilities, interrupt our services and harm our business; and

• unfavorable changes in labor conditions, which may impair our ability to operate or require us to spend more to retain and attract key employees.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Funds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the Company's funds.

Delaware law and certain provisions in our certificate of incorporation may prevent efforts by our stockholders to change the direction or management of our company.

Our certificate of incorporation and our bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors, including, but not limited to, the following:

• Holders of Class B Common Stock are not entitled to vote on matters put before the stockholders except where required by law.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by our Board of Directors, including actions to delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privatelyheld (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Projections: Forward-Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service.

All of our current services are variants of one type of service, podcasting advertising, and marketing. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products.

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured a prototype for our two-sided marketplace for podcast advertising. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Our new product could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits.
Ossa Collective Inc. was formed on January 18th, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ossa Collective Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to holders of the Company's stock.

We are an early-stage company and have limited revenue and operating history.
The Company has a short history, few customers, and effectively minimal revenue. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render any patents we obtain unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and customers that utilize our platform. Further, any significant disruption in service on Ossa Collective Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ossa Collective Inc. could harm our reputation and materially negatively impact our financial condition and business.

Liabilities Associated to Podcasters' Messaging.

In the event that a podcaster's performance in producing shows is such that there is an interruption in the podcaster's agreed upon publication schedule or where there is an interruption in a podcaster's hosting company service impacting streaming or downloading of the podcast episodes, such events may impact the Company's ability to use that podcaster for advertising transactions, and either may cause a delay in completing the transaction with that podcaster or may require the Company to secure a different podcaster to finish the publication schedule, either of which may result in a delay in receiving revenue for the given transaction.

Updates to third party APIs.

In the reliance on third-party vendors, we also rely on social media companies for data. Any restrictions to these APIs could impact the function and effectiveness of the technology.

Speed to market.

We rely on existing technology and it is possible that new technology may be developed that makes Ossa's technology obsolete, and Ossa may not be able to adapt to or adopt the new technology fast enough to stay competitive in the marketplace.

We could fail to achieve the growth rate we expect even with additional investments.

We expect to generate a significant amount of growth from the investments we will make into marketing a reduced-price product. However, it is possible that price is not as significant an issue as we thought. As a result, for that or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses.

If our or our third-party providers' security measures are breached, we could lose valuable information, suffer disruptions to our business, and/or incur expenses and liabilities in the investigation and remediation of such incident, including regulatory penalties, private lawsuits, costs of notifications, costs of forensic investigations, and public relations and legal costs, as well as damages to our relationships with listeners, consumers, business partners, employees and advertisers.

We rely on information technology systems and networks to run our business. We operate some of these systems and networks ourselves, but we also rely on third-party providers for various products and services across both our internal and external-facing operations. We may be unable to anticipate or prevent cyberattacks and other security incidents, which we and certain of our third-party providers have experienced from time to time in the past, and which we expect to experience in the future. All websites and digital platforms are vulnerable to varying degrees to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions (for example, due to ransomware) due to unauthorized access or use of our or third-party computer systems, any of which could lead to system interruptions, delays, shutdowns, or theft or loss of critical data or personal information. Our hybrid working arrangement for personnel also presents additional risks due to the prevalence of social engineering and other cyberattacks that are launched in relation to non-corporate and home networking environments and remote access into our computer networks.

A security breach could occur due to the actions of outside parties, personnel error, malfeasance or a combination of these or other actions. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our services and technical infrastructure to the satisfaction of our listeners may harm our reputation and our ability to retain existing listeners and attract new listeners. We cannot assure you that the systems and processes that we or our third-party providers have designed to protect our data and our listeners' data, to prevent data loss and to prevent or detect security breaches will provide absolute security, particularly given that attackers are increasingly sophisticated and using novel techniques and tools designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. If an actual or perceived breach of our security occurs in relation to any systems or networks operated by us or by our third-party providers, we may incur significant response and remediation costs in protecting against or remediating cyber-attacks and we may face regulatory or civil liability, lose competitively sensitive business information, personal information, or suffer disruptions to our business operations, information processes and internal controls. In addition, the public perception of the effectiveness of our security measures or services could be harmed, we could lose listeners, consumers, business partners and advertisers. In the event of a security breach, we could suffer financial exposure in connection with penalties, remediation efforts, investigations and legal proceedings and changes in our security and system protection measures.

Global data privacy and security laws and industry standards are rapidly evolving. For example, in the event a domestic or EU/UK regulator or court were to determine we had not adequately complied with state privacy laws, the GDPR, and/or other data privacy, cybersecurity, consumer protection or related rules or regulations, we may be subject to regulatory and litigation proceedings, financial fines and penalties, injunctive requirements that negatively affect our business model, and/or costly remediation requirements. We may also be required to notify affected individuals and authorities in the event of a personal information breach. In addition, the CCPA and CPRA provide a private right of action to individuals and statutory damages for certain types of data breaches, and the GDPR provides potential fines up to EUR 20 million or 4% of worldwide annual turnover of the preceding financial year, whichever is greater. We expect these and other developing rules and regulations to both increase upfront compliance costs and liability exposure in the event of a cyberattack or security incident.

Any losses, costs and/or liabilities directly or indirectly related to cyberattacks or other security incidents may materially impact our operations and results, and such losses, costs and/or liabilities may not be covered by, or may exceed the coverage limits of, any of our insurance policies.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional personnel in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating an individual who is the right fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right personnel in the right positions at the right time.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

Changes in federal, state or local laws and government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of noncompliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

Ossa Collective Inc. is a corporation organized under the laws of the state of Delaware and is made up of a two-sided marketplace that connects brands with podcasts to implement podcast advertising. We help podcasters monetize, and brands advertise on podcasts. We have over 1,800 podcasts on our network.

Business Plan

The Company's business model consists of a two-sided marketplace and our business is driven by: (A) how much inventory we create through users and (B) how much inventory we can sell. We generate revenue through selling podcast advertising. The model is as follows (1) We sell at a $38.00 CPM (Cost per Mille, the fixed rate for every 1,000 listens of the podcast episode); (2) Creators take 50% of revenue; (3) Ossa takes 50% of revenue. Our service is sold across the country through direct-to-consumer businesses online.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Ossa technology	web and mobile application that uses a proprietary matching algorithm to connect advertisers seeking podcast advertising opportunities with podcast shows that match their desired audience within their desired advertising budget.	Advertising and Marketing

Although the Company is currently in the research and development stage with respect to its technology assets, it is currently generating revenue.

We acquire customers through direct sales activities, grass-roots marketing, and digital marketing. Our direct sales activities include researching and identifying relevant target customers and contacting target customers via email sequences and phone calls. Digital marketing activities include targeted social media to identify appropriate customers.

Competition

The Company's primary competitors are Gumball; Red Circle; Podcorn; Acast.

Our patent-pending technology is one of the first to market, making growing and monetizing podcasts easier. Ossa is one of the only tech platforms that empower brands of all sizes to create, manage, monitor, and measure the effectiveness of their campaign, no matter their budget.

Supply Chain and Customer Base

Our Company's inventory is created through users (podcasters). We acquire users via targeted email marketing, referrals, phone calls, and industry conferences.

Our customers are media buyers, advertising, and marketing professionals. These professionals manage their company marketing and advertising budgets and are responsible for executing targeted podcast advertising. We work with these professionals to create podcast advertising campaigns supporting their company objectives.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
17/675,234	SYSTEM AND METHOD FOR VALIDATING PODCAST MEDIA REACH	Disclosed are systems and methods for measuring and validating the reach of podcast media content. The systems and method are realized using a server provided within the podcast distribution network and in communication with podcast host servers, streaming platform servers, social media servers, a first party data aggregator server and a third-party data aggregator server. The system server's processor comprises a data aggregation module (DAM) for capturing	February 18, 2022		USA

		podcast information from a third-party data aggregator and validating that "unverified" third-party data against trusted Podcast Information obtained from first-party Podcast Information sources. Additionally, the processor comprises a matching engine configured to automatically generate advertising campaigns connecting advertisers with matching podcasts based on the validated Podcast Information. Furthermore, the processor includes an analytics engine configured to algorithmically develop deeper insights into podcast information			

		using machine learning techniques and generate recommendations for podcasts to improve performance.			

PCT/US23/62905	SYSTEM AND METHOD FOR VALIDATING PODCAST MEDIA REACH	Disclosed are systems and methods for measuring and validating the reach of podcast media content. The systems and method are realized using a server provided within the podcast distribution network and in communication with podcast host servers, streaming platform servers, social media servers, a first party data aggregator server and a third-party data aggregator server. The system server's processor comprises a data aggregation module (DAM) for capturing podcast information from a third-party data aggregator	February 20, 2023		WIPO

		and validating that "unverified" third-party data against trusted Podcast Information obtained from first-party Podcast Information sources. Additionally, the processor comprises a matching engine configured to automatically generate advertising campaigns connecting advertisers with matching podcasts based on the validated Podcast Information. Furthermore, the processor includes an analytics engine configured to algorithmically develop deeper insights into podcast information using machine learning techniques and generate			

		recommendations for podcasts to improve performance.			
29/830,534	Display Screen of Portion Thereof with a Transitional Graphical User Interface	Display Screen of Portion Thereof with a Transitional Graphical User Interface	March 14, 2022		USA
29/830,536	Display Screen of Portion Thereof with a Transitional Graphical User Interface	Display Screen of Portion Thereof with a Transitional Graphical User Interface	March 14, 2022		

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country

| 6,116,796 | C 035. US 100 101 102. G & S: online-business networking; business development services, namely, connecting podcasters with advertisers and marketers. FIRST USE: 20180527. FIRST USE IN COMMERCE: 20180527 IC 042. US 100 101. G & S: Computer services, namely, providing search platforms to allow users to connect podcasters with advertisers and marketers to create a community of podcast hosts and producers; providing temporary use of non-downloadable software for connecting podcasters with advertisers | Ossa | October 10, 2019 | August 4, 2020 | USA |

	and marketers and to create a community of podcast hosts and producers.				
6495986	IC 035. US 100 101 102. G & S: online-business networking; business development services, namely, connecting podcasters with advertisers and marketers. FIRST USE: 20180527. FIRST USE IN COMMERCE: 20180527 IC 042. US 100 101. G & S: Computer services, namely, providing search platforms to allow users to connect podcasters with advertisers and marketers to create a community of podcast hosts and producers; providing temporary	Ossa (design)	October 10, 2019	September 28, 2021	USA

	use of non-downloadable software for connecting podcasters with advertisers and marketers and to create a community of podcast hosts and producers				

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending or, to the Company's knowledge, threatened against the Company.

Other

The Company's principal address is 6 Peter Lynas Court, Tenafly, NJ 07670

The Company does not have any additional addresses.

The Company is based in New Jersey and operates globally.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Marla Isackson is the Company's sole director. Since May 17, 2018, Ms. Isackson's principal occupation has been Chief Executive Officer of the Company. Ms. Isackson is also the Company's President, Treasurer, and Secretary. In such roles, Ms. Isackson's responsibilities include, but are not limited to:
• general and active management of the business;
• oversight of all other officers and Company personnel;
• keeping the minutes of all meetings of the Board of Directors, committees of the Board of Directors and the stockholders, in books provided for that purpose; and

• keeping or causing to be kept the books of account of the Company in a thorough and proper manner and shall render statements of the financial affairs of the Company.

Ms. Isackson has a bachelor's degree from Union College and a Master of Business Administration from Fordham Gabelli School of Business. Ms. Isackson is a seasoned marketing executive with over 25 years' experience creating innovative marketing campaigns for world-famous brands including Citibank, American Express, Barnes & Noble, and WebMD.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Marla Isackson is the Company's Chief Executive Officer, President, Secretary, and Treasurer. Please see the Directors section for more information.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	5,000,000
Voting Rights	1 vote per share.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Issuances of the Class A Common Stock will dilute the pre-existing holders of all other classes of Company equity securities.

Type of security	Class B Common Stock
Amount outstanding	26,654
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A.

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Marla Isackson
Amount outstanding	$685,196.00
Interest rate and payment schedule	2.0%
Amortization schedule	All principal and accrued interest will become due and payable upon the Maturity date.
Describe any collateral or security	None.
Maturity date	January 18, 2024
Other material terms	None.

The total amount of outstanding debt of the company is $685,196.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class A Common Stock	5,000,000	$0.00	Not Applicable	January 18, 2022	Section 4(a)(2)
Class B Common Stock	26,654	$67,697.29	General corporate purposes.	April 18, 2022	Regulation CF

Ownership

A majority of the Company is owned by Marla Isackson.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Marla Isackson	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$146,236.00	-$562.00	$0.00

Operations

The Company is currently in the research and development stage in regards to its technology assets, however, is currently revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because to date we have been limited in our ability to function due to a lack of technology and limited resources. Past cash was primarily generated through sales. Our goal is to accelerate revenue growth by focusing on the advertiser and podcaster experience and investing in market positioning and advertiser acquisition. We believe our historical cash flows are not representative of what is to be expected for future cash flows as a result of new technology, a greater value proposition to our users and customers, and our capabilities to now function as a company more efficiently.

We foresee another 12 months of R&D as we continue to build our technology.

Liquidity and Capital Resources

On April 18, 2022, the Company conducted an offering pursuant to Regulation CF and raised $67,697.29.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Marla Isackson
Relationship to the Company	20%+ Owner
Total amount of money involved	$685,196.00
Benefits or compensation received by related person	2% interest rate.
Benefits or compensation received by Company	None, other than the ability to operate using the loaned capital.
Description of the transaction	$685,196.00 with a 2% interest rate with a

	maturity date of January 18, 2024

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Marla Isackson
(Signature)

Marla Isackson
(Name)

CEO, President, Secretary, and Treasurer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Marla Isackson
(Signature)

Marla Isackson
(Name)

CEO, President, Secretary, and Treasurer
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Ossa Collective, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Ossa Biz Op Ex 8531 (OLD)	46,174.33
Ossa Biz Savings 5266 (OLD)	4,633.79
Total Bank Accounts	**$50,808.12**
Accounts Receivable	
Accounts Receivable (A/R)	41,108.40
Total Accounts Receivable	**$41,108.40**
Other Current Assets	
App Development	27,067.23
CRM	10,270.00
Total Other Current Assets	**$37,337.23**
Total Current Assets	**$129,253.75**
TOTAL ASSETS	**$129,253.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Business CC - 0854	22,640.16
Total Credit Cards	**$22,640.16**
Other Current Liabilities	
Deferred Revenue	95,033.67
Total Other Current Liabilities	**$95,033.67**
Total Current Liabilities	**$117,673.83**
Total Liabilities	**$117,673.83**
Equity	
Owner's Investment	265,613.29
Retained Earnings	0.00
Net Income	-254,033.37
Total Equity	**$11,579.92**
TOTAL LIABILITIES AND EQUITY	**$129,253.75**

Ossa Collective, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$30,946.97**
Accounts Receivable	**$10,548.00**
Other Current Assets	
App Development	248,877.08
Receivable from Start Engine	21,967.57
Total Other Current Assets	**$270,844.65**
Total Current Assets	**$312,339.62**
TOTAL ASSETS	**$312,339.62**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	**$29,778.07**
Total Current Liabilities	**$29,778.07**
Long-Term Liabilities	
Payable to Shareholder	685,195.85
Total Long-Term Liabilities	**$685,195.85**
Total Liabilities	**$714,973.92**
Equity	
Common Stock	
Non-voting Stock	71,299.20
Voting Stock	50.00
Total Common Stock	**71,349.20**
Owner's Investment	265,613.29
Retained Earnings	-254,033.37
Net Income	-485,563.42
Total Equity	**$ -402,634.30**
TOTAL LIABILITIES AND EQUITY	**$312,339.62**

Ossa Collective, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	$186,964.48
Cost of Goods Sold	$122,143.70
GROSS PROFIT	$64,820.78
Expenses	$318,854.46
NET OPERATING INCOME	$ -254,033.68
Other Income	$0.31
NET OTHER INCOME	$0.31
NET INCOME	$ -254,033.37

Ossa Collective, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	$328,427.59
Cost of Goods Sold	$168,118.87
GROSS PROFIT	$160,308.72
Expenses	$646,571.36
NET OPERATING INCOME	$ -486,262.64
Other Income	$699.22
NET OTHER INCOME	$699.22
NET INCOME	$ -485,563.42